

Baserri
Outdoors

June 24, 2013

U.S. Securities & Exchange Commission
Division of Corporation Finance
Pamela Long, Assistant Director
100 F Street, NE
Washington, D.C. 20549

Received SEC
JUN 25 2013
Washington, DC 20549



Re: Request for Qualification for
Baserri Outdoors Group, Inc.
Regulation A Offering Statement on Form 1-A (File No. 024-10333)

Dear Pamela,

Baserri Outdoors Group, Inc. (the "Issuer") hereby respectfully requests the qualification of the above-referenced Offering Statement on Thursday, June 27, 2013, or as soon thereafter as possible. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified date of the Offering Statement to our corporate address:

Baserri Outdoors Group, Inc.
Attention: Alan Thompson
116 Oak Drive
Friendswood, TX 77546
(281) 686-3544

On behalf of the Issuer, the undersigned acknowledges that the disclosure in the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the Staff, acting pursuant to the delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (281) 686-3544.

Regards,

Alan Thompson
President
Baserri Outdoors Group, Inc.